Filed Pursuant to Rule 424(b)(5)

Registration No. 333-238013

Supplement No. 1 to Prospectus Supplement dated May 5, 2020

(To prospectus dated May 5, 2020)

Up to $30,000,000

Shares of Common Stock

This Supplement No. 1, dated July 2, 2020, or this supplement, supplements, modifies and supersedes, only to the extent indicated herein, certain information contained in our prospectus supplement dated May 5, 2020, which together with the accompanying base prospectus dated May 5, 2020 and this Supplement No. 1, we refer to as the prospectus, relating to the offer and sale, from time to time, of shares of our common stock to or through A.G.P./Alliance Global Partners, or A.G.P., acting as our sales agent, in accordance with the terms of a sales agreement dated May 5, 2020 we entered into with A.G.P. This supplement should be read in conjunction with, is not complete without, and may not be delivered or utilized except in connection with, the prospectus. If there is any inconsistency between the information in the prospectus and this supplement, you should rely on the information in this supplement. Any information that is modified or superseded in the prospectus shall not be deemed to constitute a part of the prospectus, except as modified or superseded by this supplement.

Vislink Technologies, Inc.’s (“we” or “our”) common stock is listed on The Nasdaq Capital Market under the symbol “VISL.” The last reported sale price of our common stock on The Nasdaq Capital Market on July 1, 2020 was $0.59 per share.

The prospectus supplement dated May 5, 2020 indicated that we were, at that time, subject to General Instruction I.B.6 of Form S-3, which limited the amounts that we were able to sell under the registration statement, of which the prospectus forms a part, to one-third of our public float during any 12-calendar month period.

As of the date of this Supplement No. 1, we are no longer subject to the limitations under General Instruction I.B.6 of Form S-3 and, therefore, we may (if we wish) offer and sell under such registration statement shares of our common stock without any such “aggregate offering price in excess of one-third of our public float” limitation, from time to time through A.G.P pursuant to the terms of the sales agreement. Accordingly, under the terms of the sales agreement, as of July 2, 2020, we may offer and sell through the prospectus, as amended and supplemented by this supplement, shares of common stock having an aggregate offering price of up to $30,000,000 from time to time to or through A.G.P., acting as our sales agent.

As of July 2, 2020, we have sold under such registration statement and the prospectus an aggregate of 8,000,000 shares of our common stock, pursuant to the sales agreement, for gross proceeds of $5,101,200.

Investing in our common stock involves a high degree of risk. See “Risk Factors” in the prospectus and under similar headings in our reports and other documents filed with the Securities and Exchange Commission which are incorporated by reference into the prospectus for an important discussion of risks and uncertainties relevant to an investment in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus, as supplemented by this Supplement No. 1, is truthful or complete. Any representation to the contrary is a criminal offense.

A.G.P.

The date of this prospectus supplement is July 2, 2020